UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

CPEX Pharmaceuticals, Inc.

2.	Name of person relying on exemption:

The Mangrove Partners Fund, L.P.

3.	Address of person relying on exemption:

10 East 53rd Street, 31st Floor, New York, New York 10022

4.	Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [§240.14a-6(g)(1)]

Exhibit 1: Press Release of The Mangrove Partners Fund, L.P. issued February 28, 2011.
Exhibit 2: Presentation